================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   ----------

             [ ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

             [X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM MARCH 30, 1998 TO DECEMBER 31, 1998


                         COMMISSION FILE NUMBER 1-13933



                           A. Full title of the Plan:

                  VLASIC FOODS INTERNATIONAL INC. SAVINGS AND
                     401(k) PLAN FOR HOURLY-PAID EMPLOYEES



         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         VLASIC FOODS INTERNATIONAL INC.
     VLASIC PLAZA, SIX EXECUTIVE CAMPUS, CHERRY HILL, NEW JERSEY 08002-4112
                         TELEPHONE NUMBER: 609-969-7100

                                   ----------


================================================================================

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator and
Participants of Vlasic Foods International Inc.
Savings and 401(k) Plan for Hourly-Paid Employees


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Vlasic Foods International Inc. Savings and 401(k) Plan for Hourly-Paid Employees (the "Plan") at December 31, 1998, and the changes in its net assets available for benefits for the period from March 30, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
June 18, 1999

                           VLASIC FOODS INTERNATIONAL
                SAVINGS AND 401(k) PLAN FOR HOURLY-PAID EMPLOYEES

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                   FUND INFORMATION
                 -------------------------------------------------------------------------------------------------------------------
                                                                               FIDELITY INVESTMENTS
                                   --------------------------------------------------------------------------------
                                                Retire-            Spartan                      Inter-
                                                 ment                U.S.                        national            Partici-
                  Vlasic  Campbell  Managed     Money     Equity    Equity              Growth   Growth &     Asset    pant
                  Stock    Stock    Income      Market    Income     Index   Magellan  Company   Income     Manager    Loan
                  Fund     Fund    Portfolio   Portfolio   Fund      Fund      Fund      Fund      Fund        Fund    Fund   Total
                 -------  -------- ---------   ---------  ------    ------   ---------  -------   -------    -------  ------- -----
ASSETS

Investments,
at fair value:
 Common stock
 funds...........$2,764   $11,743    $  --        $ --    $   --     $ --     $   --      $ --     $ --       $ --     $ --  $14,507
 Mutual funds....    --        --       --         525     1,291      448      1,620       685      237        272       --    5,078
 Collective
 trust fund......    --        --      219          --        --       --         --        --       --         --       --      219
 Loans to
 participants....    --        --       --          --        --       --         --        --       --         --    1,242    1,242
                 ------   -------     ----        ----    ------     ----      -----      ----     ----       ----   ------  -------
 Total
 Investments..... 2,764    11,743      219         525     1,291      448      1,620       685      237        272    1,242   21,046
                 ------   -------     ----        ----    ------     ----     ------      ----     ----       ----   ------  -------
Net assets
 available for
 benefits        $2,764   $11,743     $219        $525    $1,291     $448     $1,620      $685     $237       $272   $1,242  $21,046
                 ======   =======     ====        ====    ======     ====     ======      ====     ====       ====   ======  =======



   The accompanying notes are an integral part of these financial statements.

                           VLASIC FOODS INTERNATIONAL
               SAVINGS AND 401(k) PLAN FOR HOURLY-PAID EMPLOYEES

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                       FOR THE PERIOD FROM MARCH 30, 1998
                        (INCEPTION) TO DECEMBER 31, 1998
                                 (IN THOUSANDS)



                                                                           Fund Information
                                     -----------------------------------------------------------------------------------------------
                                                                                          Fidelity Investments
                                                                     ---------------------------------------------------------------
                                                                                      Retirement                          Spartan
                                      Vlasic           Campbell       Managed            Money           Equity-        U.S. Equity
                                      Stock             Stock          Income            Market          Income            Index
                                       Fund              Fund         Portfolio        Portfolio          Fund              Fund
                                      ------           --------      -----------      -----------        -------         -----------

ADDITIONS TO NET ASSETS
ATTRIBUTED TO:

Investment income:
 Net appreciation/(depreciation)
  in fair value of investments        $  311           $   (279)       $     -          $      -         $   (39)        $      44
 Interest and dividends                    -                195             10                21              59                 8
                                     --------           --------       --------         ---------        --------          --------
                                         311                (84)            10                21              20                52
                                     --------           --------       --------         ---------        --------          --------

Contributions:
 Participants                          1,117                  -             42               100             128                64
 Employer                                421                  -             18                39              46                23
                                     --------           --------       ---------        ---------        --------          ---------
                                       1,538                  -             60               139             174                87
                                     --------           --------       ---------        ---------        --------          ---------
Loan repayments                          274                  -             11                21              26                11
Transfer from Campbell Soup
 Company Savings and 401(k) Plan
 for Hourly-Paid Employees               670             14,796            178               426           1,227               342
                                     --------           --------       ---------        ---------        --------          ---------
 Total additions                       2,793             14,712            259               607           1,447               492
                                     --------           --------       ---------        ---------        --------          ---------
DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
Distributions to participants          (232)             (1,999)           (25)             (106)           (132)              (76)
Loans to participants                   (79)               (361)           (17)              (23)            (45)              (24)
Loan administrative fees                 (4)                   -             -                (2)             (2)               (1)
Transfer to Vlasic Foods
 International Inc. Savings and
 401(k) Plan for Salaried Employees        -                   -             -                 -               -                 -
                                     --------            --------       ----------        ---------       --------         ---------
 Total deductions                      (315)             (2,360)           (42)             (131)           (179)             (101)
                                     --------           --------       --------         ---------        --------          --------
 Net increase prior to interfund
  transfers                            2,478             12,352            217               476           1,268               391
Interfund transfers                      286               (609)             2                49              23                57
                                    --------            --------       ---------         ---------       --------         ---------
  Net increase                         2,764             11,743            219               525           1,291               448

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period                       -                    -             -                 -               -                 -
                                     --------          ----------      ----------      ------------     ---------        ----------
End of period                         $ 2,764          $ 11,743        $   219         $     525         $ 1,291         $     448
                                     ========          ==========      ==========      ============     =========        ==========



                                                           Fund Information
                                    -------------------------------------------------------------------------------
                                                     Fidelity Investments
                                    -------------------------------------------------------------
                                                                   International
                                                       Growth        Growth &           Asset           Participant
                                     Magellan         Company        Income            Manager            Loan
                                       Fund             Fund          Fund              Fund              Fund              Total
                                       ------          --------      -----------      -----------       -------          -----------


ADDITIONS TO NET ASSETS
ATTRIBUTED TO:

Investment income:
 Net appreciation/(depreciation)
  in fair value of investments        $  160           $     36        $   (11)         $    (26)        $     -         $     196
 Interest and dividends                   78                 46             10                48               -               475
                                     --------           --------       --------         ---------        --------          --------
                                         238                 82             (1)               22               -               671
                                     --------           --------       --------         ---------        --------          --------

Contributions:
 Participants                            224                100             47                57               -             1,879
 Employer                                 81                 34             17                16               -               695
                                     --------           --------       ---------        ---------        --------          ---------
                                         305                134             64                73               -             2,574
                                     --------           --------       ---------        ---------        --------          ---------
Loan repayments                           50                 21             14                 7            (435)                -
Transfer from Campbell Soup
 Company Savings and 401(k) Plan
 for Hourly-Paid Employees             1,151                475            227               210           1,053            20,755
                                     --------           --------       ---------        ---------        --------          ---------
 Total additions                       1,744                712            304               312             618            24,000
                                     --------           --------       ---------        ---------        --------          ---------
DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
Distributions to participants          (148)                (57)           (33)              (33)            (94)           (2,935)
Loans to participants                  (100)                (34)           (27)              (15)            725                 -
Loan administrative fees                 (2)                   -            (1)                -               -               (12)
Transfer to Vlasic Foods
 International Inc. Savings and
 401(k) Plan for Salaried Employees        -                   -             -                 -              (7)               (7)
                                     --------            --------       ----------        ---------       --------         ---------
 Total deductions                      (250)                (91)           (61)              (48)            624            (2,954)
                                     --------           --------       --------         ---------        --------          --------
 Net increase prior to interfund
  transfers                            1,494                621            243               264           1,242            21,046
Interfund transfers                      126                 64             (6)                8               -                 -
                                     --------            --------       ---------         ---------       --------         ---------
 Net increase                          1,620                685            237               272           1,242            21,046

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period                       -                    -             -                 -               -                 -
                                     --------          ----------      ----------      ------------     ---------        ----------
End of period                         $ 1,620          $    685        $   237         $     272         $ 1,242         $  21,046
                                     ========          ==========      ==========      ============     =========        ==========



    The accompanying notes are an integral part of these financial statements.

                           VLASIC FOODS INTERNATIONAL
               SAVINGS AND 401(k) PLAN FOR HOURLY-PAID EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

    On March 30, 1998, Campbell distributed one share of Vlasic common stock to shareowners of Campbell for every ten shares of Campbell capital stock held at the record date in a tax-free distribution (the "spin-off"). At the time of the spin-off, Vlasic began operations as a separate independent publicly-owned company. In connection with the spin-off, Campbell contributed the following businesses: Swanson frozen foods in the U.S. and Canada, Vlasic pickles, Open Pit barbecue sauce, Campbell's mushrooms in the U.S., Freshbake and non-branded frozen foods and SonA and Rowats pickles and beans in the U.K., Swift and non-branded processed beef in Argentina and Kattus gourmet foods distribution in Germany. In connection with the spin-off, an independent savings and retirement plan was created for employees named the Vlasic Foods International Inc. Savings and 401(k) Plan for Hourly-Paid Employees (the "Plan"). The Plan was intended to replace the benefits provided under the Campbell Soup Company Savings and 401(k) Plan for Hourly-Paid Employees (the "Campbell Plan") for those participants who became Vlasic employees at the time of the spin-off. The Plan was effective as of the spin-off date, March 30, 1998.

    On April 9, 1998, plan assets of approximately $20,775,000, representing participant account balances, were transferred from the Campbell Plan. As a result of the spin-off, units in the Campbell Stock Fund held in participants' accounts in the Campbell Plan were converted into both units in the Campbell Stock Fund and units in the Vlasic Stock Fund and transferred to the Plan. Participants may elect to continue holding units in the Campbell Stock Fund and units in the Vlasic Stock Fund in their accounts, or participants may elect to liquidate all or a portion of the units and reinvest the proceeds in any other investment fund. However, no future contributions or investment transfers may be made to the Campbell Stock Fund. Dividends paid on Campbell stock will be reinvested in the Vlasic Stock Fund.

    GENERAL

    The Plan is a defined contribution plan covering hourly-paid employees at substantially all of Vlasic's domestic locations. It is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Document for a more complete description of the Plan's provisions and definition of terms.

    ELIGIBILITY

    Any employee who was a participant in the Campbell Plan at the spin-off date shall be a participant in the Plan. Employees hired after the spin-off are eligible to participate in the Plan upon the earlier of (i) completion of a probationary period, or (ii) completion of one year of service.

    CONTRIBUTIONS

    Participants authorize payroll deductions, which are contributed to the Plan and credited to their individual accounts. Contributions are limited to a before-tax maximum of 10% or a post-tax maximum of 10%, or a combined maximum of 15% of a participant's compensation, in multiples of 1%. However, in accordance with the Internal Revenue Code, the amount of a participant's before-tax contribution for calendar year 1998 was limited to $10,000. Participants may also contribute amounts representing rollovers from other qualified plans.

    Vlasic makes matching contributions in the amount of 50% of all participant contributions up to 5% of the participant's compensation beginning after one full year of service. Vlasic matching contributions are invested in the same funds as the participant's contributions. Vlasic, at its discretion, may also make additional contributions.

    PARTICIPANT ACCOUNTS

    Each participant's account is credited with the participant's contributions and allocations of Vlasic's matching contributions and Plan earnings. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    VESTING

    Participants are immediately and fully vested in their contributions plus actual earnings on their contributions. Vesting in the Vlasic matching contribution portion of their accounts plus actual earnings on Vlasic's matching contribution is based on the following:

                    COMPLETED
                YEARS OF SERVICE                    VESTING
                  One year                             20%
                  Two years                            40%
                  Three years                          60%
                  Four years                           80%
                  Five years or more                  100%

    INVESTMENT OPTIONS

    Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following ten investment options.

    Vlasic Stock Fund. Funds are invested in Vlasic Foods International Inc. common stock, with a small portion invested in short-term money market instruments for liquidity.

    Managed Income Portfolio. Funds are invested in an open-end commingled pool managed by Fidelity Investments which invests in short- and long-term investment contracts issued by insurance companies, banks and other financial institutions.

    Retirement Money Market Portfolio. Funds are invested in shares of a registered investment company managed by Fidelity that invests in high quality, U.S. dollar denominated money market instruments of domestic and foreign issuers.

    Equity Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests mainly in dividend-paying common and preferred stocks.

    Spartan U.S. Equity Index Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in shares of the Standard & Poor's 500 stock index.

    Magellan Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks of large corporations as well as lesser known companies.

    Growth Company Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks with emerging or established growth potential.

    International Growth & Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests primarily in foreign securities.

    Asset Manager Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in equities, bonds and money market instruments in both the domestic and foreign markets.

    In addition to the above investment options, the Plan also permits funds to remain invested in the Campbell Stock Fund. These funds are invested in Campbell Soup Company common stock, with a small portion invested in short-term money market instruments for liquidity.

    PARTICIPANT LOANS

    Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the Participant Loan Fund. Loan terms range from 1 to 4.5 years. Loans are secured by the balance in a participant's account and bear interest at two points above the prime rate in effect on the first business day of the calendar quarter in which the loan was originated. Principal and interest are paid ratably through payroll deductions.

    PAYMENT OF BENEFITS

    Participants with five continuous years of participation in the Plan may withdraw, once in a calendar year, all or a portion of their account balance, except the portion attributable to their before-tax account balance. Participants age 59-1/2 or older may withdraw all or a portion of their vested account balance. Participants under age 59-1/2 may withdraw from their before-tax account balance without penalty only if immediate and heavy financial hardship is demonstrated.

    Upon termination of employment, participants under age 55 will receive a lump sum amount equal to the vested value of their account. Participants have the option to leave their account in the Plan if the balance is greater than $5,000. Participants age 55 or older may receive distributions in the form of a lump sum or in periodic installments.

    FORFEITED ACCOUNTS

    At December 31, 1998, forfeited Vlasic matching contributions in non-vested accounts totaled approximately $3,900. These accounts will be used to reduce future Vlasic matching contributions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The financial statements have been prepared on the accrual basis of accounting.

    INVESTMENT VALUATION AND INCOME RECOGNITION

    The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The collective trust fund is valued at cost, which approximates fair value. The fair value of the Vlasic Stock Fund and the Campbell Stock Fund approximate market value. Participant loans are valued at cost, which approximates fair value.

    Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    PAYMENT OF BENEFITS
    Benefits are recorded when paid.

    USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  TAX STATUS

    Vlasic applied for a determination letter on April 15, 1999. The Internal Revenue Service is currently reviewing the Plan and its qualifications under the Internal Revenue Code. The Plan administrator believes that the Plan is designed and operated in accordance with applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes is required.

4.  RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of mutual funds and a collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

5.  PLAN TERMINATION

    Although Vlasic has not expressed any intent to do so, Vlasic has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                           VLASIC FOODS INTERNATIONAL
                SAVINGS AND 401(k) PLAN FOR HOURLY-PAID EMPLOYEES

                               ITEM 27a FORM 5500
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                                      CURRENT
IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT            COST      VALUE
* Vlasic Foods International Inc.       Common Stock Fund                    $2,155    $ 2,764
* Campbell Soup Company                 Common Stock Fund                     5,943     11,743
* Fidelity Investments                  Managed Income Portfolio                219        219
* Fidelity Investments                  Retirement Money Market Portfolio       525        525
* Fidelity Investments                  Equity-Income Fund                    1,319      1,291
* Fidelity Investments                  Spartan U.S. Equity Index Fund          405        448
* Fidelity Investments                  Magellan Fund                         1,452      1,620
* Fidelity Investments                  Growth Company Fund                     648        685
* Fidelity Investments                  International Growth & Income Fund      245        237
* Fidelity Investments                  Asset Manager Fund                      297        272
  Vlasic Foods International
   Savings and 401(k)
   Plan for Hourly-Paid
   Employees                            Participant loans, 10.12% to 10.50%       -      1,242

* Party-in-interest

                           VLASIC FOODS INTERNATIONAL
                SAVINGS AND 401(k) PLAN FOR HOURLY-PAID EMPLOYEES

                               ITEM 27d FORM 5500

                       SCHEDULE OF REPORTABLE TRANSACTIONS
       FOR THE PERIOD FROM MARCH 30, 1998 (INCEPTION) TO DECEMBER 31, 1998
                                 (IN THOUSANDS)



(SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF THE PLAN'S ASSETS AS OF MARCH 30, 1998 AS DEFINED IN SECTION 2520.103-6 OF THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER ERISA.)

                                                                                           Current
                                                                                           value of
                                                                                           asset on
  Identity of                             Transaction    Purchase   Selling    Cost of     transaction    Net gain
Party Involved     Description of asset     Type          price      price    assets sold    date         or (loss)

Vlasic Foods         Common Stock Fund      Purchases     $2,148    $  -       $   -          $2,148        $   -
 International Inc.                         Sales            -         366        346            366            20

Campbell Soup        Common Stock Fund      Purchases        -         -           -              -             -
 Company                                    Sales            -       2,775      1,675          2,775         1,100

Fidelity Investments  Magellan Fund         Purchases        590        -           -            590            -
                                            Sales             -        282        289            282             (7)

Fidelity Investments  Equity-Income Fund    Purchases        302        -           -            302            -
                                            Sales             -        203        210            203             (7)

Fidelity Investments  Growth Company Fund   Purchases        274        -           -            274
                                            Sales             -        100        101            100             (1)

Fidelity Investments  International         Purchases         87        -           -             87            -
                      Growth & Income Fund  Sales             -         66         69             66             (3)

Fidelity Investments  Asset Manager Fund    Purchases        140        -           -            140            -
                                            Sales             -         52         53             52             (1)

Fidelity Investments  Retirement Money      Purchases        249        -           -            249            -
                      Market Portfolio      Sales             -        149        149            149            -

Fidelity Investments  Managed Income        Purchases         85        -           -             85            -
                      Portfolio             Sales             -         44         44             44            -

Fidelity Investments  Spartan US Equity     Purchases        164      -           -              164            -
                      Index Fund            Sales             -        101        101            101            -


                                   SIGNATURE



   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                       VLASIC FOODS INTERNATIONAL INC.
                                       SAVINGS AND 401(k) PLAN FOR
                                       HOURLY-PAID EMPLOYEES




Date: June 29, 1999             By:           /s/ Joseph Adler
                                    --------------------------------------
                                                Joseph Adler
                                             Plan Administrator

                                INDEX TO EXHIBITS


                        EXHIBIT                              PAGE
                        -------                              ----
                  1.    Consent of Independent Accountants    12